China Health Holding, Inc.
                           Suite 600 - 666 Burrard St.
                           Vancouver, British Columbia
                                 Canada V6C 2X8



                                February 9, 2005

VIA FACSIMILE AND EDGAR
United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Suzanne Hayes, Esq.

         Re:      China Health Holding, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119034

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), China Health Holding, Inc. (the "Company") respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 11:00 am, Eastern Time, on Friday, February 11, 2005, or as soon thereafter as possible.

         We hereby acknowledge the following:

          o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

                         China Health Holding, Inc.

                         By:   /s/ Julianna Lu
                             ----------------------------------------
                         Name:  Julianna (Jenny) Lu
                         Title:   Chief Executive Officer